FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address:

Sol Strategies Inc. ("Sol Strategies" or the "Company")
217 Queen Street West, Suite 401

Toronto, Ontario M5V 0R2

Item 2 - Date of Material Change:

December 20, 2024

Item 3 - News Release:

The news releases announcing the material change referred to in this report were disseminated over Newsfile on December 20, 2024 and December 31, 2024 and filed under the profile of the Company on the SEDAR+ website at www.sedarplus.ca.

Item 4 - Summary of Material Change:

On December 20, 2024, the Company announced it entered into a definitive agreement dated December 20, 2024 to acquire three validators and certain assets related to the validators from Orangefin Ventures LLC. In addition to the validators, Max Kaplan, founder of Orangefin Ventures, joined as the Company's new Head of Staking. The Acquisition was completed on December 31, 2024.

Item 5 - Full Description of Material Change:

5.1 Full Description of Material Change

On December 20, 2024, the Company announced it entered into an asset purchase agreement dated December 20, 2024 for the purchase and sale of three blockchain validators and certain other assets listed in the asset purchase agreement (the "Acquisition") from Orangefin Ventures LLC (the "Seller")..

In consideration for the purchased assets, the Company paid the Seller USDC$750,000 and issued 503,621 common shares in the capital of the Company ("Common Shares") to the Seller at closing of the Acquisition, and will pay up to USD$5,000,000 in additional Common Shares over three years from the closing of the Acquisition.

The Acquisition was completed on December 31, 2024 and Sol Strategies assumed full operational control of the purchased validators and related purchased assets. In addition to the Acquisition, Max Kaplan, founder of Orangefin Ventures LLC, joined as the Company's new Head of Staking.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

Doug Harris, Chief Financial Officer
416-480-2488
doug@solstrategies.io

Item 9 - Date of Report:

December 31, 2024